Mail Stop 6010

March 9, 2007

Via U.S. Mail and Fax (863)648-4983

Mr.Frank D. Puissegur
Chief Financial Officer
American Commerce Solutions, Inc.
1400 Chamber Drive
Bartow, Florida 33830

      Re: **American Commerce Solutions, Inc.**
                Form 10-KSB for year ended February 28, 2006
                Filed June 16, 2006
                File No. 033-98682

Dear Mr. Puissegur:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended February 28, 2006

General

1.   Please show us that you have responded to the staff comment letter addressed to Daniel Hefner dated November 26, 2003. Alternatively, provide us a response that shows how you have considered each comment in subsequent filings or explains why each comment is no longer relevant.

Management's Discussion and Analysis, page 7

Results of Operations, page 7

2.   Please add disclosure about the significant components of other income (expense), including "other," "de-recognition of liabilities" and "gain on forgiveness of debt." For each significant component, your disclosure should fully describe (1) the underlying facts and circumstances, (2) the accounting applied, and (3) the basis in GAAP for that accounting. In general MD&A should present clear and complete disclosure about material unusual or infrequent transactions. Refer to Item 303 to Regulation S-B.

Liquidity and Capital Resources, page 9

3.   Please expand to quantify and describe past due debt and any other past due
        liabilities. Your disclosure should also address the potential affect on your
        business from any actions that may be taken by those creditors and address how
        and when you intend to satisfy past due amounts.

4.   As a related matter, please also expand the disclosure to address how and when
        you intend to satisfy the amount due to the Internal Revenue Service (IRS) which
        matures in May 2006. Please make disclosure about the potential negative
        consequences to your business if you fail to pay amounts under the IRS note
        payable and disclose the terms and conditions of the tax lien.

5.   Please expand MD&A to disclose that your auditors have concluded that there is
        substantial doubt about your ability to continue as a going concern. Please also
        expand MD&A to fully describe management's plans to continue the business as
        a going concern and to fully describe the potential consequences to your business
        if you are unable to raise required financing. Refer to Item 607.2 to the Financial
        Reporting Codification.

Financial Statements, page 12

Consolidated Balance Sheet, page 14

6.   In light of your significant continuing losses, working capital deficit and
        delinquent liabilities tell us how you have applied the requirements of SFAS 144
        in concluding that there is no impairment of property and equipment. Please be
        detailed and specific in explaining how you applied the literature in reaching your
        conclusion.

Consolidated Statements of Operations, page 15

7.   Please provide us a schedule of the components of the item "de-recognition of
        liabilities" for each year. Also provide us a description of the underlying
        transactions and the basis in GAAP for recognizing any gain. For each
        transaction, tell us how your accounting considers the guidance from paragraph
        16 to SFAS 140. Please be detailed in addressing how you applied the
        requirements of the literature and show us that your accounting is appropriate.

8.   You disclose that certain debt was "assigned" to a related party. Tell us how your
        accounting for the assignments considers the guidance from paragraph 16 to

SFAS 140. Please be detailed in addressing how you applied the requirements of the literature. Show us that your accounting is appropriate.

9. Provide us a schedule of the components of "other" totaling $296,034 as of February 28, 2006. Explain the nature and derivation of each significant component. Also explain how the accounting for each significant item conforms to GAAP.

10. As a related matter, the notes to financial statements should present disclosure about material unusual or infrequent transactions. Please expand to provide clear and complete footnote disclosure about each individually material amount reported in "other income (expense)."

Consolidated Statements of Changes in Stockholders' Equity, page 16

11. This statement discloses that 9 million stock options were exercised in 2006 while financial statement Note 12 discloses that 14 million options were exercised in 2006. Please reconcile the apparent discrepancy.

Consolidated Statements of Cash Flows, page 17

12. Tell us how the accounting for the sale of property for $10,000 cash and a $240,000 note is appropriate under SFAS 66. Your response should address how you applied the requirements of SFAS 66 in accounting for the transaction in the 2006 financial statements and should fully demonstrate that your accounting conforms to GAAP. In that regard, please ensure your response addresses the down-payment requirements described in SFAS 66.

13. Please disclose how you determined the fair value of common shares issued for services, debt or in other non-cash transactions. For instance, indicate whether the assigned values are based on quoted market prices on the dates of the transactions.

Note 4, Accounts Receivable, Factored, page 22

14. Tell us how you applied the requirements of SFAS 140 in accounting for factored receivables. Explain why transactions should not be presented as borrowings

prior to payment by the underlying customer. That is, show us that your accounting is appropriate in GAAP.

Note 16, Segment Information, page 26

15.   Please disclose the nature of the expenses included in the significant losses attributed to "other."

Controls and Procedures, page 28

16.   Please revise to disclose management's conclusion regarding the effectiveness of disclosure controls and procedures as of February 28, 2006.

Exhibits, page 33

17.   We note that the certifications filed as Exhibits 31.1 and 31.2 are not in the proper form. The required certifications must be in the exact form prescribed; and, the wording of the required certifications may not be changed in any respect, except as otherwise indicated in Commission statements or staff interpretations. Please refer to Section III of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please amend the Form 10-KSB as of February 28, 2006 and all subsequent Forms 10-QSB to provide currently dated and signed certifications in the form set forth in Item 601 to Regulation S-B.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Reviewing Accountant